Exhibit 12.1

Range Resources Corporation

Calculation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Three Months Ended March 31,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
EARNINGS:
Income (loss) from continuing operations before provision (benefit) for incomes taxes	$(122,790)	$(69,643)	$25,056	$78,263	$139,608	$84,773	$510,273
Share of distributed income of equity method investments (net of equity method income or loss)	2,695	2,684	13,122	24,544	1,482	13,699	419
Fixed charges	43,258	38,402	173,352	145,981	137,297	123,571	104,830

Total earnings (loss)	$(76,837)	$(28,557)	$211,530	$248,788	$278,387	$222,043	$615,522

FIXED CHARGES:
Interest expense (1)	$42,210	$37,205	$168,798	$139,843	$131,192	$117,367	99,748
Interest portion of rental expense	1,048	1,197	4,554	6,138	6,105	6,204	5,082
Total fixed charges	$43,258	$38,402	$173,352	$145,981	$137,297	$123,571	$104,830

Ratio of earnings to fixed charges	*	**	1.2	1.7	2.0	1.8	5.9

(1)	Amortization of debt issuance costs is included in interest expense.
*	Earnings were inadequate to cover fixed charges for the quarter ended March 31, 2013 by $120,095,000.
**	Earnings were inadequate to cover fixed charges for the quarter ended March 31, 2012 by $66,959,000.